

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2022

Jing Hu
Chief Executive Officer
AgiiPlus Inc.
5th Floor, Distrii Center, Silver Court
No. 218 Xizang South Road, Huangpu District, Shanghai 200021
People's Republic of China

> **Re: AgiiPlus Inc.**
> **Registration Statement on Form F-1**
> **Filed September 16, 2022**
> **File No. 333-267461**

Dear Jing Hu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed September 16, 2022

Exhibits

1. Please refer to Exhibit 99.2, first paragraph on page 5 ("Taxation"), which indicates that statements describing matters of PRC tax law are correct and accurate. Please revise the opinion to state clearly that the disclosure in the taxation section of the prospectus is the opinion of counsel. See Item III.B.2. of Staff Legal Bulletin No. 19.

2. Please refer to Exhibit 99.2, second paragraph on page 5 ("Statement in the Registration Statement"), which indicates that statements describing or summarizing matters of PRC law are correct and accurate. Please revise the opinion to address clearly the specific opinions identified instead of the manner in which such topics are described in the

prospectus. As non-exclusive examples only, please revise the opinion to cover:

- The statement on page 5 that the operations of AgiiPlus' PRC subsidiaries are not subject to the foreign investment restrictions or prohibitions set forth in the "negative list" currently issued by the State Council and foreign investors are allowed to hold 100% equity interests of AgiiPlus' PRC subsidiaries;
- The statement on page 7 that each of AgiiPlus and AgiiPlus' PRC subsidiaries is not currently required to obtain any permission or approval from the CSRC or CAC for AgiiPlus to issue securities to foreign investors; and
- The statement on page 8 that under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE.

<u>General</u>

3. We note the investor presentation you filed as a free writing prospectus on September 30, 2022. We also note your registration statement does not include a price range. Please tell us how you concluded the investor presentation was permissible as a free writing prospectus under Rule 433.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Guillaume de Sampigny